John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

March 8, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion Thompson

Re:          John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Mr. Thompson:

This letter is in response to comments received via telephone on February 16, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the prospectus included in Post-effective Amendment No. 65 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on January 11, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The purpose of the Amendment is to register Class NAV shares of a new series of the Trust, Strategic Equity Allocation Fund (the “Fund”). Set forth below is a summary of each comment followed by our response. The Fund expects to file a post-effective amendment to the Trust’s Registration Statement on Form N-1A on or about March 27, 2012, pursuant to Rule 485(b) under the Securities Act, in order to incorporate changes made in response to the Staff’s comments, as well as to make non-material changes.

In response to the comments that we received, we hereby respectfully submit the following responses. We have, for your convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response. Capitalized terms have the same meaning as used by the Trust in the Amendment.

Comment 1 — Front cover: In accordance with Item 1(a)(2) of Form N-1A, include on the front cover of the Fund’s prospectus the exchange ticker symbol for the share class included in the prospectus.

Response to Comment 1 — Class NAV shares of the Fund are sold to certain affiliated funds of funds. In general, Class NAV shares also may be sold to retirement plans and to certain institutional investors. Because the Trust expects to sell Class NAV shares of the Fund for the foreseeable future only to affiliated funds of funds, however, the Trust does not consider it necessary to obtain an exchange ticker symbol for Class NAV shares of the Fund.

Comment 2 — Fund summary, Principal investment strategies: With respect to the Fund’s policy of investing in U.S. and foreign equity securities of any market capitalization, including futures on indexes of equity securities, please revise this disclosure to state that the Fund intends, under normal market conditions, to invest at least 80% of its net assets plus borrowings for investment purposes in such instruments (the “80% Policy”).

Response to Comment 2 — The requested change has been made.

Securities and Exchange Commission

March 8, 2012

Comment 3 — Fund summary, Principal investment strategies: We note that the Fund’s investment in futures on indexes of equity securities will count towards the 80% Policy. Please explain how the Fund will value such investments for purposes of the 80% Policy.

Response to Comment 3 — The Fund will not value investments in futures on indexes of equity securities at notional value. For purposes of the 80% Policy, the Fund will value these investments by adding the positive cost of liquidating the outstanding securities contracts at the prevailing market price to the value of all equity securities in the Fund.

Comment 4 — Fund summary, Fees and expenses: As the Fund intends to invest in exchange-traded funds (“ETFs”) as a principal strategy, please disclose in the fee table the estimated acquired fund fees and expenses (“AFFE”) for the Fund’s first fiscal year.

Response to Comment 4 — The Fund does not expect the indirect fees associated with investing in ETFs to exceed 0.01% for the Fund’s first fiscal year. Accordingly, a separate line entry for AFFE in the fee table is not required, pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

Comment 5 — Fund summary, Purchase and sale of fund shares: Please disclose that the Fund’s shares are redeemable and briefly identify the procedures for redeeming shares.

Response to Comment 5 — The requested change has been made.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. Thank you for your prompt attention to these matters. We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4329.

Sincerely,

/s/ Patricia A. Morisette

Patricia A. Morisette

Assistant Secretary
John Hancock Funds II